FAQ

How far along are you? What's your biggest obstacle?

We have everything ready to go - go to market, users, consultants, celebrities - we just need to raise the money for the tech.

Who competes with you? What do you understand that they don't?

Clarity.fm is a competitor and they were sold in 2015 to startups.com. We like the platform but feel it is missing several key components. For example, proprietary video software.

How will you make money?

10% of all scheduled consulting calls and eventually a subscription fee.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk is someone knocking us off as we start to have success.